

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Peter Buckland
Chief Financial Officer
Khosla Ventures Acquisition Co. II
2128 Sand Hill Road
Menlo Park, CA 94025

> **Re: Khosla Ventures Acquisition Co. II**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed October 13, 2021**
> **File No. 333-258033**

Dear Mr. Buckland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-4 Filed October 12, 2021

Nextdoor's Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 222

1.   We note that your revised disclosures includes the percentage of revenue that your five largest verticals represent, and you state that the remainder of the revenue comes from a wide range of other verticals. We also note your disclosure that for the six months ended June 30, 2021, no such vertical of customers that procured ads through your sales force contributed more than 10% of revenue. Please revise your disclosure to clarify if any verticals within the entire remainder of revenue represent 10% or more of your total revenue. Please also make clarifying changes to the other periods discussed. If you do not

track this information, please disclose this. Please also revise your disclosures to clarify that you have not historically tracked the amount of revenue generated by large brands, small businesses using neighborhood sponsorships and local deals and public agencies, and the reasons why, as you have discussed in your response.

Financial Statements – Khosla Ventures Acquisition Co. II
Notes to Financial Statements
Note 4 Related Party Transactions Class B Common Stock
Class B Common Stock, page F-15

2.   We note your response to prior comment 7 regarding the Class B shares and the related embedded conversion feature. Please tell us in more detail how you concluded the embedded conversion feature possessed equity characteristics, such that it is considered clearly and closely related to the host contract. To the extent you believe the feature that converts all Class B common stock into shares of Class A common stock at a ratio that is based on the number of Class A common stock issued and outstanding following the business combination is similar to an anti-dilution feature, please explain how the feature maintains the relative position of the Class B shareholder immediately before the business combination and after the business combination.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jim Morrone